April 15, 2020
BY EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Statement of Plantronics, Inc.
Ladies and Gentlemen:
Pursuant to Note 4 to Paragraph (a) of Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended, the attached proxy statement of Plantronics, Inc. (the “Company”) is being filed in preliminary form only because the Company has commented on or referred to a potential solicitation in opposition by Guy Phillips.
If we can be of any assistance, or if the Staff of the Securities and Exchange Commission has any questions, please do not hesitate to contact me at the email address or telephone number below.
Very truly yours,

/s/ Mary T. Huser
Mary T. Huser
Executive Vice President, Chief Legal and Compliance Officer and Secretary

345 Encinal Street | Santa Cruz | CA | 95060
USA | TEL: (831) 426-5858 | FAX: (831) 426-6098|mary.huser@poly.com